RPC Incorporated, 2170 Piedmont Road NE., Atlanta, GA 30324       Telephone: (404) 321-2140         Facsimile: (404) 321-5483

VIA EDGAR

October 5, 2006

Ms. April Sifford
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 13, 2006
File No. 001-08726

Your comment letter dated September 21, 2006

Dear Ms. Sifford:

Below is our response to your comments raised in the above referenced letter.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis ……, page 16

Results of operations, page 18

1.
We note that you did not report your gains on disposition of assets within your reportable segments. Please expand your discussion and analysis and your financial statements footnotes to explain why you have not allocated the gains on disposition of assets, net, to your business segments. Refer to SFAS 131 paragraph 31.

RESPONSE

The gains or losses on disposition of assets are considered non-recurring and do not exhibit the same patterns or variances as other factors affecting segment results. Therefore, our chief decision maker reviews segment results primarily without the effect of disposition activities and considers the gains or losses on disposition of assets on a consolidated basis instead of at the segment level.

In future filings beginning with the quarterly report for the third quarter of 2006, we will include, where appropriate, the disclosure that the net gains or losses on disposition of assets are reviewed by our chief decision maker on a consolidated basis. We will also more clearly identify, as appropriate, the segment affected by the gains or losses on disposition of assets in the “Results of Operations” portion of Management’s Discussion and Analysis.

● Page 2                                                              October 5, 2006

Consolidated Financial Statements

Note 1: Significant Accounting Policies, page 34

Revenues, page 34

2.
Please expand your revenue recognition policy footnote to more fully describe when and how you recognize service revenue. In this regard, describe whether you recognize service revenue upon completion of service or over a service period. If you recognize revenue over a service period, then disclose how you measure revenue during a period (e.g., progress toward completion, proportional performance, or separate milestones). Disclose whether your contracts have multiple elements, and if so, explain how you allocate revenue among the elements, as appropriate. Refer to Section II.F.3. of our “Current Accounting and Disclosure Issues in the Division of Corporation Finance,” which may be found at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf  for additional guidance.

RESPONSE

Our equipment rental and service revenues are recognized daily based on pre-determined rates and therefore do not require allocation among multiple elements for revenue recognition purposes. In future filings beginning with the quarterly report for the third quarter of 2006, we will expand our revenue recognition policy footnote to read as follows, in accordance with Section II.F.3 of the Commission’s “Current Accounting and Disclosure Issues in the Division of Corporation Finance” referenced in your letter.

“Revenues

RPC’s revenues are generated from product sales, equipment rentals and services. Revenues from product sales, equipment rentals and services are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, and collectibility is reasonably assured. Equipment rental and service revenues are recognized when the services are rendered and collectibility is reasonably assured. Rates for rentals and services are priced on a per day, per unit of measure, per man hour or similar basis.”

3.
We note that you sold certain assets of your hammer, casing, laydown and casing torque-turn service lines that were previously reported in the Technical Services segment and were closely integrated with the operations of other service lines. Please clarify whether you have transactions between reportable segments, and if so, disclose the basis of accounting for any such transactions and any inter-segment revenues that you have recorded.

RESPONSE

The inter-segment revenues are generally recorded in segment operating results at prices that management believes approximate arm’s length transactions and are not material to operating results. In future filings starting with the quarterly report for the third quarter of 2006, we will include the following disclosure regarding inter-segment revenues:

“Inter-segment revenues are generally recorded in segment operating results at prices that management believes approximate prices for arm’s length transactions and are not material to operating results.”

● Page 3                                                              October 5, 2006

Certifications, Exhibit 31

4.	Please conform the language in your certification to that found in Item 601(B)(31) of Regulation S-K. In this regard, remove the titles from the first line.

RESPONSE

We note that Item 601(b)(31) of Regulation S-K instructs registrants to complete the space in question of the Section 302 certification to “identify the certifying individual.” We believe that the inclusion of the title of the certifying individual in addition to the name of the certifying individual is responsive to the instructions. In addition, deletion of the title does not constitute a material modification of the filing. In future filings beginning with quarterly report for the third quarter of 2006, we will revise the language in our certification to remove the titles from the first line.

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that we have responded in sufficient detail to all of your comments. Please do not hesitate to contact me at (404) 321 2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer
Ben M. Palmer
Vice President and Chief Financial Officer

cc:      Mr. Ryan Milne